Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-246166

March 2, 2022

NUCOR CORPORATION

$550,000,000 3.125% Notes due 2032

$550,000,000 3.850% Notes due 2052

Issuer:	Nucor Corporation

Expected Ratings (Moody’s / S&P)*:	Baa1 (Stable) / A- (Stable)

Trade Date:	March 2, 2022

Settlement Date:**	March 11, 2022 (T+7)

Security:	3.125% Notes due 2032 (the “2032 Notes”) 3.850% Notes due 2052 (the “2052 Notes”)

Principal Amount:	$550,000,000 for the 2032 Notes $550,000,000 for the 2052 Notes

Maturity Date:	April 1, 2032 for the 2032 Notes April 1, 2052 for the 2052 Notes

Benchmark Treasury:	1.875% due February 15, 2032 for the 2032 Notes 1.875% due November 15, 2051 for the 2052 Notes

Benchmark Treasury Price / Yield:	100-03+ / 1.863% for the 2032 Notes 91-27 / 2.253% for the 2052 Notes

Spread to Benchmark Treasury:	T+130 bps for the 2032 Notes T+165 bps for the 2052 Notes

Yield to Maturity:	3.163% for the 2032 Notes 3.903% for the 2052 Notes

Price to Public:	99.673% of the principal amount for the 2032 Notes 99.065% of the principal amount for the 2052 Notes

Coupon:	3.125% for the 2032 Notes 3.850% for the 2052 Notes

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2022

Make Whole Call:	T+20 bps for the 2032 Notes (before January 1, 2032) T+25 bps for the 2052 Notes (before October 1, 2051)

Par Call:	On or after January 1, 2032 (three months prior to maturity) for the 2032 Notes On or after October 1, 2051 (six months prior to maturity) for the 2052 Notes

CUSIP / ISIN:	670346 AV7 / US670346AV71 for the 2032 Notes 670346 AW5 / US670346AW54 for the 2052 Notes

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc.
Fifth Third Securities, Inc.
Goldman Sachs & Co. LLC
PNC Capital Markets LLC Citizens Capital Markets, Inc. MUFG Securities Americas Inc. WauBank Securities LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: It is expected that delivery of the Notes will be made against payment therefor on or about March 11, 2022, which will be the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of pricing or the following four business days will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the following four business days should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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